================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (AMENDMENT NO. 6)


                              PANAMSAT CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

 COMMON STOCK, $.01 PAR VALUE PER SHARE                 697933-10-9
 --------------------------------------   --------------------------------------
     (Title of class of securities)                   (CUSIP number)

                              LARRY D. HUNTER, ESQ.
                               CHIEF LEGAL OFFICER
                           HUGHES COMMUNICATIONS, INC.
                             200 N. SEPULVEDA BLVD.
                          EL SEGUNDO, CALIFORNIA 90245
                                 (310) 364-6000
--------------------------------------------------------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                 WITH A COPY TO:

                            FREDERICK S. GREEN, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                          NEW YORK, NEW YORK 10153-0119
                                 (212) 310-8000

                                  APRIL 9, 2003
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].



                       (Continued on the following pages)
                              (Page 1 of 14 Pages)

================================================================================


-----------------------------------------------------------------                 --------------------------------------------------

 CUSIP No. 697333-10-9                                                13D                                 Page 2
-----------------------------------------------------------------                 --------------------------------------------------
-------------- ----------------------------------------------- ---------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                                  General Motors Corporation

               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):   38-0572515
-------------- ---------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                     (A) [_]
                                                                                                                     (B) [_]
-------------- ---------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- ---------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:          N/A

-------------- ---------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO                                      [_]
               ITEM 2(d) OR 2(e):
-------------- ---------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                         Delaware

---------- ------- -----------------------------------------------------------------------------------------------------------------
   NUMBER OF            7     SOLE VOTING POWER:                             120,812,175
    SHARES
                      ------- ------------------------------------------------------------------------------------------------------
 BENEFICIALLY           8     SHARED VOTING POWER:                           0
   OWNED BY
                      ------- ------------------------------------------------------------------------------------------------------
     EACH               9     SOLE DISPOSITIVE POWER:                        120,812,175
   REPORTING
                      ------- ------------------------------------------------------------------------------------------------------
  PERSON WITH           10    SHARED DISPOSITIVE POWER:                      0

-------------- ---------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:      120,812,175

-------------- ---------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                    [_]

-------------- ---------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  80.5%

-------------- ---------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                       CO

-------------- ---------------------------------------------------------------------------------------------------------------------

           SEE INSTRUCTIONS BEFORE FILLING OUT!


                                       2

-----------------------------------------------------------------                 --------------------------------------------------

 CUSIP No. 697333-10-9                                                13D                                 Page 3
-----------------------------------------------------------------                 --------------------------------------------------

--------------- --------------------------------------------------------------------------------------------------------------------
      1         NAME OF REPORTING PERSON:                        Hughes Communications, Inc.

                I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  95-3884435
--------------- --------------------------------------------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                    (A) [_]
                                                                                                                     (B) [_]
--------------- --------------------------------------------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------- ---------------------------- ---------------------------------------------------------------------------------------
      4         SOURCE OF FUNDS:             N/A

--------------- --------------------------------------------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                  [_]
--------------- --------------------------------------------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION:                            California

--------------------------- ------ -------------------------------------------------------------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER:                            14,477,240
          SHARES
                            ------ -------------------------------------------------------------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER:                          0
         OWNED BY
                            ------ -------------------------------------------------------------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER:                       14,477,240
        REPORTING
                            ------ -------------------------------------------------------------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                     0

----------------- ------------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       14,477,240

----------------- ------------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                 [_]

----------------- ------------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  9.6%

----------------- -------------------------------------------------------------- ---------------------------------------------------
       14         TYPE OF REPORTING PERSON:                                      CO

----------------- ------------------------------------------------------------------------------------------------------------------

           SEE INSTRUCTIONS BEFORE FILLING OUT!


                                       3

-----------------------------------------------------------------                 --------------------------------------------------

 CUSIP No. 697333-10-9                                                13D                                 Page 4
-----------------------------------------------------------------                 --------------------------------------------------

--------------- --------------------------------------------------------------------------------------------------------------------
      1         NAME OF REPORTING PERSON:                        Hughes Communications Galaxy, Inc.

                I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  95-3456497
--------------- --------------------------------------------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                    (A) [_]
                                                                                                                     (B) [_]
--------------- --------------------------------------------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------- --------------------------------------------------------------------------------------------------------------------
      4         SOURCE OF FUNDS:             N/A

--------------- --------------------------------------------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                   [_]
--------------- ---------------------------------------------------------------- ---------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION:                            California

--------------------------- ------ -------------------------------------------------------------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER:                            88,605,390
          SHARES
                            ------ -------------------------------------------------------------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER:                          0
         OWNED BY
                            ------ -------------------------------------------------------------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER:                       88,605,390
        REPORTING
                            ------ -------------------------------------------------------------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                     0

----------------- ------------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   88,605,390

----------------- ------------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                 [_]

----------------- ------------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  59.1%

----------------- ------------------------------------------------------------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                                      CO

----------------- ------------------------------------------------------------------------------------------------------------------

           SEE INSTRUCTIONS BEFORE FILLING OUT!


                                       4

-----------------------------------------------------------------                 --------------------------------------------------

 CUSIP No. 697333-10-9                                                13D                                 Page 5
-----------------------------------------------------------------                 --------------------------------------------------

--------------- --------------------------------------------------------------------------------------------------------------------
      1         NAME OF REPORTING PERSON:                        Hughes Communications Satellite Services, Inc.

                I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  95-3881942
--------------- --------------------------------------------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                    (A) [_]
                                                                                                                     (B) [_]
--------------- --------------------------------------------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------- --------------------------------------------------------------------------------------------------------------------
      4         SOURCE OF FUNDS:             N/A

--------------- --------------------------------------------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                  [_]
--------------- --------------------------------------------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION:                            California

--------------------------- ------ -------------------------------------------------------------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER:                            17,729,545
          SHARES
                            ------ -------------------------------------------------------------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER:                          0
         OWNED BY
                            ------ -------------------------------------------------------------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER:                       17,729,545
        REPORTING
                            ------ -------------------------------------------------------------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                     0

----------------- ------------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       17,729,545

----------------- ------------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                 [_]

----------------- ------------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  11.8%

----------------- ------------------------------------------------------------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                                      CO

----------------- ------------------------------------------------------------------------------------------------------------------

           SEE INSTRUCTIONS BEFORE FILLING OUT!


           This Amendment No. 6 amends the Schedule 13D dated May 27, 1997, as amended in certain respects by Amendments Nos. 1 through 5 thereto, and is filed by General Motors Corporation ("GM"), Hughes Communications, Inc. ("HCI"), Hughes Communications Galaxy, Inc. ("HCG") and Hughes Communications Satellite Services, Inc. ("HCSS", and, collectively with GM, HCI and HCG, the "Reporting Persons") with respect to the shares of common stock, par value $.01 per share ("Common Stock"), of PanAmSat Corporation (the "Company").

           The responses to Item 2 (Identity and Background), Item 4 (Purpose of Transaction), Item 5 (Interest in Securities of the Issuer), Item 6 (Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer) and Item 7 (Material to be filed as Exhibits) are hereby amended as follows:

Item 2:    Identity and Background.
           ------------------------

           This statement is being filed jointly by GM, HCI, HCG and HCSS. Each of HCI, HCG and HCSS is a California corporation. The address of each of HCI's, HCG's and HCSS' principal office is 200 N. Sepulveda Blvd., El Segundo, California 90245. The names, business addresses, principal businesses and citizenship of each of the directors and executive officers of each of HCI, HCG and HCSS are set forth on Schedule I hereto and incorporated by reference herein. The principal businesses of HCI, HCG and HCSS are to act as holding companies.

           HCG and HCSS are wholly-owned subsidiaries of HCI. HCI is a wholly-owned subsidiary of Hughes Telecommunications & Space Company ("HTS"); and HTS is a wholly-owned subsidiary of Hughes Electronics Corporation ("Hughes"). Hughes is a wholly-owned subsidiary of GM.

           During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the executive officers or directors of any of the Reporting Persons, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining such future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 4.    Purpose of Transaction.
           ----------------------

           GM, Hughes and The News Corporation Limited have entered into a Stock Purchase Agreement, dated as of April 9, 2003 (the "Stock Purchase Agreement"). In connection with the Stock Purchase Agreement, Hughes and GM have entered into a Separation Agreement, dated as of April 9, 2003 (the "Separation Agreement"), which provides for the split-off of Hughes from GM. Simultaneously with the closing under the Stock Purchase Agreement and if the conditions contained in the Stock Purchase Agreement are satisfied or waived (these conditions include, among other things, obtaining U.S. antitrust and Federal Communications Commission approvals, obtaining appropriate approvals of GM's stockholders and obtaining a favorable ruling as to certain tax matters from the Internal Revenue Service), Hughes will be split off from GM. After the split-off, Hughes will no longer be a subsidiary of GM and, as a result, GM will no longer be deemed to be the beneficial owner of any shares of Common Stock of the Company.

           As previously disclosed on Schedule 13D, (i) on May 16, 1997, HCI received 106,622,807 shares of Common Stock in exchange for HCI and certain of its subsidiaries contributing the assets and liabilities comprising substantially all of HCI's satellite services business to the Company and (ii) on April 30, 1998 and May 1, 1998, HCI purchased an aggregate of 14,189,368 additional shares of Common Stock. On October 30, 2001, HCI transferred 17,729,545 shares of Common Stock to HCSS, 88,605,390 shares of Common Stock to HCG and retained 14,477,240 shares of Common Stock.

           Except as discussed above, none of the Reporting Persons has any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

Item 5:    Interest in Securities of the Issuer.
           ------------------------------------

           (a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Amendment No. 6 are incorporated herein by reference. As of March 31, 2003, the Reporting Persons beneficially owned the number of shares of Common Stock listed below, representing approximately the percentage of the outstanding shares of Common Stock set forth opposite such number (based on 150,028,729 shares of Common Stock outstanding as of March 31, 2003).

---------------------------------------------- -------------------------------------------- ----------------------------------------
        Person                                        Number of Shares                             Percent of Class
        ------                                        ----------------                             ----------------
---------------------------------------------- -------------------------------------------- ----------------------------------------
General Motors Corporation                             120,812,175                                     80.5%
---------------------------------------------- -------------------------------------------- ----------------------------------------
Hughes Communications, Inc.                             14,477,240                                      9.6%
---------------------------------------------- -------------------------------------------- ----------------------------------------
Hughes Communications Galaxy, Inc.                      88,605,390                                     59.1%
---------------------------------------------- -------------------------------------------- ----------------------------------------
Hughes Communications                                   17,729,545                                     11.8%
Satellite Services, Inc.
---------------------------------------------- -------------------------------------------- ----------------------------------------


           (b) The responses of the Reporting Persons to (i) Rows (7) through
(10) of the cover pages of this Amendment No. 6 and (ii) Item 5(a) hereof are incorporated herein by reference. GM, acting through Hughes and HTS, indirectly has sole power to vote or direct the vote, and to dispose or to direct the disposition of the shares of Common Stock. As a result, GM may be deemed to beneficially own the shares of Common Stock directly owned by HCI, HCG and HCSS.

           (c) Not Applicable.

           (d) Except as stated in this Item 5, to the best of the knowledge of the Reporting Persons, no other person has the right to receive dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Persons.

           (e) Not Applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect
           ---------------------------------------------------------------------
           to Securities of the Issuer.
           ----------------------------

           The information set forth in Item 4 hereto is incorporated herein by reference.

Item 7.    Material to be Filed as Exhibits.
           --------------------------------

Exhibit 1 Joint Filing Agreement, dated as of April 23, 2003, by and among General Motors Corporation, Hughes Communications, Inc., Hughes Communications Galaxy, Inc., and Hughes Communications Satellite Services, Inc.

Exhibit 2 Stock Purchase Agreement, dated as of April 9, 2003, by and among The News Corporation Limited, Hughes Electronics Corporation and General Motors Corporation (incorporated by reference to Exhibit
               99.2 to Hughes' Current Report on Form 8-K, filed April 14, 2003)

Exhibit 3 Separation Agreement, dated as of April 9, 2003, by and between General Motors Corporation and Hughes Electronics Corporation (incorporated by reference to Exhibit 99.4 to Hughes' Current Report on Form 8-K, filed April 14, 2003)

                                    SIGNATURE

                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          GENERAL MOTORS CORPORATION


                          By:  /s/ Warren G. Andersen
                              --------------------------------------------------
                                Name:  Warren G. Andersen
                                Title: Assistant General Counsel
                                       and Assistant Secretary



                          HUGHES COMMUNICATIONS, INC.


                          By:   /s/ Patrick T. Doyle
                              --------------------------------------------------
                               Name:  Patrick T. Doyle
                               Title: Senior Vice President and
                                      Chief Financial Officer





                          HUGHES COMMUNICATIONS GALAXY, INC.


                          By:  /s/ Patrick T. Doyle
                             ---------------------------------------------------
                              Name:  Patrick T. Doyle
                              Title: Senior Vice President and
                                     Chief Financial Officer





                          HUGHES COMMUNICATIONS SATELLITE SERVICES, INC.


                          By:  /s/ Patrick T. Doyle
                             ---------------------------------------------------
                              Name:  Patrick T. Doyle
                              Title: Senior Vice President and
                                     Chief Financial Officer



Date:      April 23, 2003

                                  EXHIBIT INDEX
                                  -------------


Exhibit 1 Joint Filing Agreement, dated as of April 23, 2003, by and among General Motors Corporation, Hughes Communications, Inc., Hughes Communications Galaxy, Inc., and Hughes Communications Satellite Services, Inc.

Exhibit 2 Stock Purchase Agreement, dated as of April 9, 2003, by and among The News Corporation Limited, Hughes Electronics Corporation and General Motors Corporation (incorporated by reference to Exhibit
               99.2 to Hughes' Current Report on Form 8-K, filed April 14, 2003)

Exhibit 3 Separation Agreement, dated as of April 9, 2003, by and between General Motors Corporation and Hughes Electronics Corporation (incorporated by reference to Exhibit 99.4 to Hughes' Current Report on Form 8-K, filed April 14, 2003)

                                   SCHEDULE I
                                   ----------


              DIRECTORS AND EXECUTIVE OFFICERS OF HCG, HCSS AND HCI

The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of HCG, HCSS and HCI are set forth below. Unless otherwise specified, the business address of each person listed below is c/o Hughes, 200 N. Sepulveda Blvd., El Segundo, CA 90245. All executive officers and directors are citizens of the United States.



HUGHES COMMUNICATIONS GALAXY, INC.

DIRECTORS

Name                                         Position at HCG                              Principal Occupation
----                                         ---------------                              --------------------

Michael J. Gaines                            Director                                     Corporate Senior Vice President and Chief
                                                                                          Financial Officer - Hughes

OFFICERS

Name                                         Position at HCG                              Principal Occupation
----                                         ---------------                              --------------------

Michael J. Gaines                            President                                    Corporate Senior Vice President and Chief
                                                                                          Financial Officer - Hughes

Patrick T. Doyle                             Senior Vice President and Chief Financial    Corporate Vice President, Treasurer and
                                             Officer                                      Controller, Hughes

Keith U. Landenberger                        Vice President, General Counsel and          Vice President and Assistant General
                                             Assistant Corporate Secretary                Counsel, Hughes

Janet L. Williamson                          Corporate Secretary                          Corporate Secretary - Hughes



                                       11

HUGHES COMMUNICATIONS SATELLITE SERVICES, INC.


DIRECTORS

Name                                         Position at HCSS                             Principal Occupation
----                                         ----------------                             --------------------

Michael J. Gaines                            Director                                     Corporate Senior Vice President and Chief
                                                                                          Financial Officer - Hughes

OFFICERS

Name                                         Position at HCSS                             Principal Occupation
----                                         ----------------                             --------------------

Michael J. Gaines                            President                                    Corporate Senior Vice President and Chief
                                                                                          Financial Officer - Hughes

Patrick T. Doyle                             Senior Vice President and Chief Financial    Corporate Vice President, Treasurer and
                                             Officer                                      Controller, Hughes

Keith U. Landenberger                        Vice President, General Counsel and          Vice President and Assistant General
                                             Assistant Corporate Secretary                Counsel, Hughes

Janet L. Williamson                          Corporate Secretary                          Corporate Secretary - Hughes


HUGHES COMMUNICATIONS, INC.

DIRECTORS

Name                                         Position at HCI                              Principal Occupation
----                                         ---------------                              --------------------

Michael J. Gaines                            Director                                     Corporate Senior Vice President and Chief
                                                                                          Financial Officer - Hughes


                                       12

OFFICERS

Name                                         Position at HCI                              Principal Occupation
----                                         ---------------                              --------------------

Michael J. Gaines                            President                                    Corporate Senior Vice President and Chief
                                                                                          Financial Officer - Hughes
Patrick T. Doyle                             Senior Vice President and Chief Financial    Corporate Vice President, Treasurer and
                                             Officer                                      Controller - Hughes

Keith U. Landenberger                        Vice President, General Counsel and          Vice President and Assistant General
                                             Assistant Corporate Secretary                Counsel - Hughes

Janet L. Williamson                          Corporate Secretary                          Corporate Secretary - Hughes



                                       13